UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

43635507
(CUSIP Number)

Jason Widjaja c/o Ascent Solar Technologies, Inc. 12300 Grant Street Thornton, CO 80241 (720) 872-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 043635507    Ascent Solar Technologies, Inc.

1	NAMES OF REPORTING PERSONS
Jason Widjaja

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)
(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Indonesia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,695,837 (3)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
24,695,837 (3)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,695,837 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D
CUSIP No. 043635507    Ascent Solar Technologies, Inc.

Item 1.  Security and Issuer.

This Schedule 13D is filed with respect to shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Ascent Solar Technologies, Inc., a Delaware corporation (hereinafter “Ascent” or the “Company”). The Company’s principal executive office is located at 12300 Grant Street, Thornton, Colorado 80241.

Item 2.  Identity and Background.

(a), (b) and (c). This Schedule 13D is being filed by Jason Widjaja (“Widjaja”), whose residence address is 7, Chwee Chian Road, Singapore 119749. The principal occupation of Widjaja is a self-employed investor.

(d) and (e). Widjaja has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f). Widjaja is a citizen of Singapore.

Item 3.  Source or Amount of Funds or Other Consideration.

On January 11, 2019, Widjaja purchased from the Company a $330,000 Convertible Promissory Note (“Note”). The Note will mature on January 11, 2020. Principal and interest on the Note will be payable in a lump sum on January 11, 2020. The Note will bear interest at a rate of 12% per annum.

The holder of the Note shall have the option to convert all or a portion of the amounts outstanding under the Note into shares of the Company's Common Stock. Conversions into Common Stock shall be calculated using a variable conversion price equal to 80% of the lowest closing bid price for the shares over the prior five (5) trading days immediately preceding the Conversion Date. At no time, however, may the Note be converted if the number of shares of Common Stock to be received pursuant to such conversion, when aggregated with all other shares of Common Stock then beneficially (or deemed beneficially) owned by the reporting person, would result in the reporting person beneficially owning more than 19.99% of all Common Stock outstanding.

The reporting person has not converted any portion of the Note and does not own any other shares of the Company’s Common Stock. Due to the ownership conversion limitation on the conversion feature of the Note, the reporting person may be deemed to own 19.99% of the Company’s outstanding Common Stock. The number of shares deemed to be beneficially owned has been calculated on the basis of 98,789,525 shares outstanding as of January 23, 2019.

Item 4.  Purpose of Transaction.

As of the date of this statement and except as set forth within this statement, the reporting person has no plans or proposals that would result in any of the matters set forth within (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Schedule 13D
CUSIP No. 043635507    Ascent Solar Technologies, Inc.

(a) For the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), Widjaja beneficially owns 24,695,837 shares of Common Stock which constitute 19.99% of the outstanding and issued Common Stock of the Company as of January 23, 2019.

(b) Widjaja has sole voting and dispositive power with respect to those shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1 -- Convertible Promissory Note dated January 11, 2019, incorporated by reference to Exhibit 10.1 of Issuer’s Current Report filed on Form 8-K on January 15, 2019.

Schedule 13D
CUSIP No. 043635507    Ascent Solar Technologies, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2019

/s/ Jason Widjaja
Jason Widjaja